Filed Pursuant to Rule 433
                                                         File No.: 333-130408-06

February 28, 2007

UPDATE to the CMBS New Issue Structural and Collateral Term Sheet Free Writing Prospectus dated February 20, 2007 and the Free Writing Prospectus dated February 20, 2007 (collectively, the "February 20 FWP") and the CMBS New Issue Structural and Collateral Term Sheet Free Writing Prospectus dated February 26, 2007 and the Free Writing Prospectus dated February 26, 2007 (collectively, the "February 26 FWP"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the February 26 FWP.

ML-CFC Commercial Mortgage Trust 2007-5, Commercial Mortgage Pass-Through Certificates, Series 2007-5 (the "Certificates")

STRUCTURAL UPDATE

The Class X Certificates will be publicly-offered certificates.

The Class X Certificates will be offered pursuant to a final prospectus supplement, to be delivered with an accompanying base prospectus.

The Class X Certificates will be issued in original denominations of $100,000 initial notional amount and in any whole dollar denominations in excess thereof.

The rated final distribution date of the Class X Certificates will be the distribution date in August 2048. The ratings assigned to the Class X Certificates will represent the likelihood of timely receipt by the related certificateholders of all interest to which they are entitled on each distribution date.

The assumed final distribution date for the Class X Certificates will be the distribution date in January 2022. The assumed final distribution date for the Class X Certificates is the distribution date on which the notional amount of the Class X Certificates is expected to be reduced to zero.

Payments of interest on the Class X Certificates will be made from the entire applicable Available Distribution Amount without regard to loan groups.

Any losses realized on the mortgage loans or Additional Trust Fund Expenses allocated in reduction of the principal balance of any Class of principal balance certificates will result in a corresponding reduction in the notional amount of the Class X Certificates.

Risk Factor - Special Prepayment, Loss and Yield Considerations with Respect to Class X Certificates

If you purchase Class X Certificates, your yield to maturity will be particularly sensitive to the rate and timing of principal payments on the mortgage loans. Each payment of principal in reduction of the total principal balance of a Class of principal balance certificates will result in a reduction in the total notional amount of the Class X Certificates. Accordingly, if principal payments on the mortgage loans occur at a rate faster than that assumed at the time of purchase, then your actual yield to maturity with respect to the Class X Certificates will be lower than that assumed at the time of purchase. Your yield to maturity could also be adversely affected by--

      o the repurchase of any mortgage loan by any mortgage loan seller in connection with a material breach of representation and warranty or a material document deficiency, all as described under "Description of the Mortgage Pool--Repurchases and Substitutions" in the February 26 FWP,

      o     any other purchase of a mortgage loan from the issuing entity, and

      o the termination of the issuing entity, as described under "Description of the Offered Certificates--Termination" in the February 26 FWP.

Prior to investing in the Class X Certificates, you should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the mortgage loans could result in your failure to fully recover your initial investment. The ratings on the Class X Certificates do not address whether a purchaser of those Certificates would be able to recover its initial investment in them.

In addition, the pass through rate for, and the yield on, the Class X Certificates will vary with changes in the relative sizes of the total principal balances of the respective Classes of the principal balance certificates that make up the related total notional amount.

Yield and Maturity Considerations - Rate and Timing of Principal Prepayments

The yield to maturity of the Class X Certificates will be extremely sensitive to the rate and timing of reductions to the total notional amounts or principal balances, as applicable, of those Certificates. The rate and timing of reductions to the total notional amount of the Class X Certificates will, in turn, be directly related to, among other things, the rate and timing of principal payments on or with respect to the mortgage loans. The rate and timing of principal payments on or with respect to the mortgage loans will be affected by--

      o     the amortization schedules of the mortgage loans,

      o the dates on which balloon payments are due on the mortgage loans that provide for substantial balloon payments of principal at maturity,

      o whether the ARD Loans are paid in full on or before their respective anticipated repayment dates,

      o whether the Converting Loans are paid in full on or before their first respective open prepayment dates; and

      o the rate and timing of principal prepayments and other unscheduled collections on the mortgage loans, including for this purpose, collections made in connection with liquidations of mortgage loans due to defaults, casualties or condemnations affecting the mortgaged real properties, or purchases or other removals of mortgage loans out of the assets of the issuing entity.

If you are considering the purchase of Class X Certificates, you should fully consider the risk that an extremely rapid rate of payments and other collections of principal on or with respect to the mortgage loans could result in your failure to fully recover your initial investment.

Prepayments and other early liquidations of the mortgage loans will result in payments on the Certificates of amounts that would otherwise be distributed over the remaining terms of the mortgage loans and will tend to accelerate the rate at which the total notional amount of the Class X Certificates is reduced.

If an investor purchases Class X Certificates, the investor should consider the risk that a faster than anticipated rate of principal payments on the mortgage loans could result in an actual yield to the investor that is lower than the investor's anticipated yield.

Yield Sensitivity of the Class X Certificates

The yield to maturity on the Class X Certificates will be extremely sensitive to the rate and timing of principal payments (including by reason of prepayments, defaults and liquidations) to the extent applied to reduce the total notional amount of such Class and reductions in the Weighted Average Net Mortgage Rate. Accordingly, investors in the Class X Certificates should fully consider the associated risks, including the risk that a rapid rate of prepayment of the mortgage loans could result in the failure of such investors to fully recoup their initial investments. The allocation of a portion of collected yield maintenance charges and prepayment premiums to the Class X Certificates is intended to reduce those risks; however, such allocation may be insufficient to offset fully the adverse effects on the yield on such Class of Certificates that the related prepayments may otherwise have.

Any optional termination of the trust fund would result in prepayment in full of the Certificates and would have an adverse effect on the yield of the Class X Certificates because a termination would have an effect similar to a prepayment in full of the mortgage loans (without, however, the payment of any yield maintenance charges or prepayment premiums) and, as a result, investors in the Class X Certificates might not fully recoup their initial investment. See "Description of the Offered Certificates--Termination" in the February 26 FWP. Similarly, any early liquidations of the mortgage loans as a result of the purchase of any mortgage loan out of the Trust Fund as described under "Description of the Mortgage Pool--Repurchases and Substitutions" and "Servicing of the mortgage loans--Fair Value Call" in the February 26 FWP, would have an adverse effect on the yield of the Class X Certificates and no yield maintenance charge or prepayment premium would be payable in connection with such a purchase.

Original Issue Discount Considerations

If the method for computing original issue discount described in the February 26 FWP results in a negative amount for any period with respect to any holder of Class X Certificates, the amount of original issue discount allocable to that period would be zero. This is a possibility of particular relevance to a holder of a Class X Certificate. The holder would be permitted to offset the negative amount only against future original issue discount, if any, attributable to his or her Certificates. Although the matter is not free from doubt, a holder of a Class X Certificate may be permitted to deduct a loss to the extent that his or her respective remaining basis in the Certificate exceeds the maximum amount of future payments to which the holder is entitled, assuming no further prepayments of the mortgage loans. Any loss might be treated as a capital loss.

Ratings

In general, ratings address credit risk and not prepayment risk. As described in this private placement memorandum, the amounts payable with respect to the Class X Certificates consist primarily of interest. Even if the entire mortgage pool were to prepay in the initial month, with the result that the holders of the Class X Certificates receive only a single month's interest payment and, accordingly, suffer a nearly complete loss of their investment, all amounts due to those Certificateholders will nevertheless have been paid. This result would be consistent with the respective ratings received on the Class X Certificates. The total notional amount of the Class X Certificates is subject to reduction in connection with each reduction of the respective total principal balances of the various Classes of principal balance certificates, whether as a result of payments of principal or in connection with the allocation of Realized Losses and Additional Trust Fund Expenses. The ratings of the Class X Certificates do not address the timing or magnitude of reduction of the notional amounts of those Certificates, but only the obligation to pay interest timely on those notional amounts as so reduced from time to time.

==================================

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-130408) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408. Information in this material regarding any assets backing any securities described or referred to herein supersedes all prior information regarding such assets. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Countrywide Securities Corporation, IXIS Securities North America Inc., KeyBanc Capital Markets, a Division of McDonald Investments Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc. and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities described or referred to herein or derivatives thereof (including options).

Any legends, disclaimers or other notices or language that may appear in the
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      o     a legend that information contained in these materials will be superseded or changed by the final prospectus, if the final prospectus is not delivered until after the date of the contract for sale.

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